C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK:945
For Immediate Release
February 14, 2012

Manulife Financial Corporation announces Preferred Share issue

TORONTO – Manulife Financial Corporation (“Manulife”) today announced a Canadian public offering of Non-cumulative Rate Reset Class 1 Shares Series 7 (“Series 7 Preferred Shares”). Manulife will issue 10 million Series 7 Preferred Shares priced at $25 per share to raise gross proceeds of $250 million. The offering will be underwritten by a syndicate of investment dealers co-led by Scotia Capital Inc., RBC Capital Markets and TD Securities and is anticipated to qualify as Tier 1 capital for Manulife. The expected closing date for the offering is February 22, 2012. Manulife intends to file a prospectus supplement to its September 3, 2010 base shelf prospectus in respect of this issue.

“Our capital raising activity takes into account our expected refinancing requirements and recognizes that, while our capital position remains strong, there could be pressure on our common share price and bond spreads if our capital ratios decline. We see this action as prudent when faced with uncertain market and economic conditions." said Donald Guloien, President and CEO of Manulife.

Holders of the Series 7 Preferred Shares will be entitled to receive a non-cumulative quarterly fixed dividend yielding 4.60% annually, as and when declared by the Board of Directors of Manulife, for the initial period ending March 19, 2017. Thereafter, the dividend rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 3.13%.

Holders of Series 7 Preferred Shares will have the right, at their option, to convert their shares into Non-cumulative Rate Reset Class 1 Shares Series 8 (“Series 8 Preferred Shares”), subject to certain conditions, on March 19, 2017 and on March 19 every five years thereafter. Holders of the Series 8 Preferred Shares will be entitled to receive non-cumulative quarterly floating dividends, as and when declared by the Board of Directors of Manulife, at a rate equal to the three-month Government of Canada Treasury Bill yield plus 3.13%.

The net proceeds from the offering will be utilized for general corporate purposes, which may include investments in subsidiaries.

Manulife’s Canadian life insurance company subsidiary, The Manufacturers Life Insurance Company, also intends to issue $500 million principal amount of fixed/floating subordinated debentures. The debentures will be fully and unconditionally guaranteed on a subordinated basis by Manulife.

The Series 7 Preferred Shares, the Series 8 Preferred Shares and the fixed/floating subordinated debentures have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife Financial

Manulife Financial is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. In 2012, we celebrate 125 years of providing clients with strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife Financial and its subsidiaries were C$500 billion (US$491 billion) as at December 31, 2011. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at manulife.com

Media inquiries: Michael May 519 594-2660 michael_may@manulife.com	Investor Relations: Anthony G. Ostler 416 926-5471 anthony_ostler@manulife.com